Financial and Operating Highlights

		Three months ended March 31,
		2005	2004	% Change
Financial ($000s, except share amounts)
Gross revenues		3,037	3,470	(12)
Funds from operations(1)		1,555	2,461	(37)
Per share – basic and diluted ($)		0.11	0.17	(35)
Net income (loss)		108	1,156	(91)
Per share – basic and diluted ($)		0.01	0.08	(88)
Capital expenditures, net		9,883	1,285	669
Working capital		26,437	39,388	(33)
Total assets		62,412	51,022	22
Shareholders’ equity		47,343	44,163	7
Weighted average shares outstanding (000s)
Basic		14,418	14,418	-
Diluted		14,486	14,419	1
Operational
Sales volumes
Natural gas	mcf/d	5,355	2,243	139
Oil and natural gas liquids	bbl/d	36	25	45
Carried interest natural gas	mcf/d	1	5,247	(100)
Combined (6:1)(2)	boe/d	929	1,274	(27)
Average sales prices
Natural gas	$/mcf	6.50	5.81	12
Oil and natural gas liquids	$/bbl	43.70	36.39	20
Combined	$/boe	39.20	34.90	12

(1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

(2)

Barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil equivalent.

Summary

•

Kotaneelee L-38 well finished drilling during the quarter and began production in May 2005.

•

Net income decreased due to expected production declines and higher non-cash depletion charges resulting from increased drilling activity.

•

Capital expenditures for the quarter were $9.8 million out of the total 2005 budget of $16 million.

•

Drilled and cased 5 gross (2.6 net) wells for the most active quarter in recent history.

•

Early spring thaw in winter drilling areas delayed completion and testing of new wells, which delays the determination of proven reserve additions and consequently increased the depletion rate in the quarter.

•

Added 8,900 net acres to undeveloped land.

Report to Shareholders

The first quarter was one of the most active quarters for the company in many years.  In addition to our 30.67% participation in the drilling of the Kotaneelee L-38 well, which commenced drilling in August 2004 and reached total depth in early March, we drilled two high working interest wells at Mike/Hazel, and we participated in the drilling of two partner-operated wells at Buick Creek.  We also continued to acquire land and seismic in preparation for future drilling activities.

Net income for the three month period ended March 31, 2005 was $108,000, or $0.01 per share, compared to $1.2 million, or $0.08 per share, for the same period in 2004.  The decrease is largely due to lower production volumes and a higher depletion rate.

Funds from operations for the three months ended March 31, 2005 were $1.6 million, or $0.11 per share, compared to $2.5 million, or $0.17 per share, for the same period in 2004.  This decrease is mainly due to the decrease in production volumes at our Kotaneelee property.

The commencement of production from the Kotaneelee L-38 well on May 4, which stabilized at a rate of approximately 17 mmcf/d, will more than offset the decline in volumes that contributed to the lower first quarter results. We expect that this will result in sales volumes, after shrinkage, of 12.8 mmcf/d, of which our net share is 4 mmcf/d or approximately 665 boe/d.

This milestone would add approximately 70% to our first quarter average sales volumes of 929 boe/d.  This is the first major production addition in many years and it provides a significant increase to our cash flow.

Spring breakup is well underway in northeast British Columbia and continues to restrict the movement of equipment necessary to complete and test any of the wells drilled this past winter.  At Mike/Hazel, where we drilled and cased 2 gross (1.85 net) wells, early warm weather prevented us from completing and testing the wells.  We are examining the alternatives to test the wells as soon as practicable.  At Buick Creek, we participated in the drilling of 2 gross (0.45 net) shallow in-fill wells, both of which were cased and are awaiting completion and testing operations later this year.

During the first quarter, we acquired 4,700 net acres of land in northeast British Columbia and 4,200 net acres in southern Alberta.  We are currently evaluating several prospects in preparation for potential drilling locations for this summer.

We are continuing to execute our plan and believe that our activity during the first quarter of this year contributes to building value for the benefit of all shareholders.

“John W.A. McDonald”

John W.A. McDonald

President and Chief Executive Officer

Canada Southern Petroleum Ltd.   |   1

Management's Discussion and Analysis

Management’s Discussion and Analysis should be read in conjunction with our unaudited interim consolidated financial statements and selected notes for the three months ended March 31, 2005 and 2004 and our audited consolidated financial statements and related notes for the year ended December 31, 2004.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.  A reconciliation of Canadian GAAP to U.S. GAAP is included in note 8 to our interim consolidated financial statements.  Unless otherwise noted, all amounts are stated in Canadian dollars, and sales volumes, production volumes and reserves are before royalties. The calculation of barrels of oil equivalent (“boe”) is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (“6:1”) to estimate relative energy content.  This conversion should be used with caution, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

This Discussion and Analysis includes references to financial measures commonly used in the oil and gas industry, such as funds from operations (expressed before changes in non-cash working capital) and funds from operations per share (using the weighted average shares outstanding consistent with the calculation of net income (loss) per share).  These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures.  The non-GAAP measures used by us may not be comparable to similar measures presented by other companies.  We use these non-GAAP measures to evaluate the performance of the Company.  The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of our performance.

This management discussion and analysis is dated as at May 9, 2005.

Overview

	Three months ended March 31,
($000s, except share amounts)	2005	2004	% Change

Petroleum and natural gas sales	3,275	1,248	162
Royalties	(479)	(69)	594
Carried interest	2	2,006	(100)
Lease operating costs	(474)	(224)	112
Transportation	(391)	-	-
Operating netback	1,933	2,961	(35)
Interest and other income	238	284	(16)
General and administrative	(637)	(652)	(2)
Foreign exchange gains	21	28	(25)
Current income tax expense	-	(160)	(100)
Funds from operations (1)	1,555	2,461	(37)
Depletion and depreciation	(1,066)	(761)	40
Asset retirement obligations accretion	(66)	(60)	10
Future income tax	(170)	(451)	(62)
Stock-based compensation	(145)	(33)	339
Net income	108	1,156	(91)

Funds from operations per share (1):
Basic ($)	0.11	0.17	(35)
Diluted ($)	0.11	0.17	(35)
Net income per share:
Basic ($)	0.01	0.08	(88)
Diluted ($)	0.01	0.08	(88)
Average number of shares outstanding (000s):
Basic	14,418	14,418	-
Diluted	14,486	14,419	1

(1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

	Three months ended March 31,
($000s)	2005	2004	% Change
Cash flow from operating activities (GAAP)	2,142	(9,061)	-
Change in non-cash working capital (GAAP)	(587)	11,522	-
Funds from operations (non-GAAP)	1,555	2,461	(37)

Funds from Operations and Net Earnings

Funds from operations for the three months ended March 31, 2005 were $1.6 million, or $0.11 per share, compared to $2.5 million, or $0.17 per share, for the same period in 2004.  This decrease is mainly due to the decrease in production volumes at our Kotaneelee property.

Funds from operations ($000s, except per share)	Three months ended March 31,
	2005	2004	% Change
Funds from operations	1,555	2,461	(37)
Basic ($)	0.11	0.17	(35)
Diluted ($)	0.11	0.17	(35)

Net income for the three month period ended March 31, 2005 was $108,000, or $0.01 per share, compared to $1.2 million, or $0.08 per share, for the same period in 2004.  The decrease is largely due to lower production volumes and a higher depletion rate.

Net income ($000s, except per share)	Three months ended March 31,
	2005	2004	% Change
Net income	108	1,156	(91)
Basic ($)	0.01	0.08	(88)
Diluted ($)	0.01	0.08	(88)

Impact of Conversion of Kotaneelee to a Working Interest

Effective May 1, 2004, we converted our 30.67% carried interest in the Kotaneelee field to a corresponding 30.67% working interest.  Although the conversion has no impact on the aggregate amounts of our share of field production and related field operating cash flow, the conversion has financial statement disclosure implications as discussed below.

Prior to the conversion, the majority of our carried interest revenue related to Kotaneelee.  Proceeds from carried interests represent passive net investment income in a net cash flow stream, and appropriately were recorded after the reduction of all royalties, lease operating expenses, transportation costs, and capital expenditures.

Subsequent to May 1, 2004, sales from the Kotaneelee field are being reported as working interest natural gas sales while related royalties, lease operating expenses and transportation costs are being included under their respective captions.  As a result, working interest natural gas sales, royalties, lease operating expenses, and transportation costs have increased significantly over comparable periods and proceeds of carried interests has decreased accordingly.

Capital expenditures for Kotaneelee are no longer a deduction from carried interest revenue but are instead recorded as capital asset additions on our balance sheet.

Carried interest revenues in future periods are expected to be minimal.

Petroleum and natural gas sales and carried interest

Sales volumes		Three months ended March 31,
		2005	2004	% Change
Natural gas
Working interest	mcf/d	4,882	1,873	161
Royalty interest	mcf/d	472	370	28
Carried interest	mcf/d	1	5,247	(100)
Total natural gas	mcf/d	5,355	7,490	(28)
Oil and natural gas liquids	bbls/d	36	25	44
Combined (6:1)	boe/d	929	1,273	(27)

Sales volumes, on a boe basis, averaged 929 boe per day during the first quarter of 2005, down 27% from the 1,274 boe per day average in the first quarter of 2004.  Expected production declines continue to affect our sales volumes for most of our areas with an average natural gas production rate in the first quarter of 2005 of 5.4 mmcf/d compared to 7.5 mmcf/d during the same quarter last year.  Although our natural gas working interest volumes increased 161% over last year, this is solely the result of the conversion of our Kotaneelee carried interest to a working interest, as noted above, which is also reflected in the decrease in natural gas carried interest volumes from last year.

Production from our Kotaneelee field continues to decline due to a combination of reservoir pressure declines and increased water production.  Our average net natural gas sales from Kotaneelee during the first quarter of 2005 were 3.1 mmcf/d, or approximately 58% of our total natural gas sales, with associated gross water production of 1,963 bbl/d, compared to averages of 5.2 mmcf/d (approximately 70% of total natural gas sales) and 1,668 bbl/d, respectively, for the first quarter of 2004.

The natural gas production declines were partially offset by increased royalty interest volumes from our Town area in northeast British Columbia.  The operator drilled several successful wells in 2004 and our royalty volumes for the three months ended March 31, 2005 from this area increased 28% over first quarter last year.

Oil and natural gas liquids (“NGL”) production increased 44% to 36 bbl/d in the three months ended March 31, 2005 from 31 bbl/d for the same period in 2004.

Revenues ($000s)	Three months ended March 31,
	2005	2004	% Change
Natural gas
Working interest	2,872	976	194
Royalty interest	260	189	38
Carried interest(1)	2	2,006	(100)
Total natural gas	3,134	3,171	(1)
Oil and natural gas liquids	143	83	72
Total	3,278	3,254	1

(1)

“Carried interest” is net of related carried interest royalties, lease operating expenses, transportation costs, and capital.

Our gross revenue from the sale of petroleum and natural gas in the first quarter of 2005 was $3.3 million, unchanged from the same quarter last year.  Working interest revenue was significantly higher at $2.9 million during this period of 2005 compared to $1.0 million in 2004.  The conversion of the Kotaneelee carried interest to a working interest contributed to this increase in two ways.  First, the revenue is recorded under working interest revenues in the first quarter of 2005 as opposed to carried interest revenues during the same period in 2004.  Also, transportation costs after conversion are recorded separately from revenue, as an expense, whereas before conversion, they were treated as a reduction from carried interest revenue.  A corresponding decrease in the carried interest revenues also results from this conversion.  Overall natural gas sales were $3.1 million in the three months ended March 31, 2005, slightly lower than the $3.2 million received in the first quarter of 2004.  The natural declines in our natural gas working and carried interest producing properties were somewhat offset by the increase in royalty income received from our Town property.

Oil and natural gas liquids revenue rose 72% to $143,000 in the first three months of 2005 from $83,000 in the same period of 2004.  This increase resulted from increased production volumes and higher product prices year-over-year.

Average Sales Prices		Three months ended March 31,
		2005	2004	% Change
Natural gas
Working interest	$/mcf	6.54	5.73	14
Royalty interest	$/mcf	6.12	5.61	9
Carried interest(1)	$/mcf	-	5.86	-
Total natural gas	$/mcf	6.50	5.81	12
Oil and natural gas liquids	$/bbl	43.70	36.39	20
Combined (6:1)	$/boe	39.20	34.90	12

(1)

The average sales price for “Carried interest” is calculated before deducting the related carried interest royalties, lease operating expenses, transportation costs, and capital.  Carried interest revenue for the first quarter of 2005 was not material.

The overall average price we received from the sale of our oil and gas products in the first quarter of 2005 was up 12%, to $39.20/boe, from the $34.90/boe we received in the first quarter last year.  A 14% increase in the average natural gas price received for our working interest properties, $6.54 per mcf (before transportation) in 2005 versus $5.73 per mcf in 2004, contributed the majority of the gain.  After transportation costs, the average price received in the first quarter of 2005 for our working interest natural gas was $5.65/mcf.

Royalties

($000s)	Three months ended March 31,
	2005	2004	% Change
Crown royalties	372	34	1007
Freehold and GORR	106	35	203
Total	479	69	597
As % of working interest revenues	16%	6%	145

Total royalties increased significantly in the first quarter of 2005, totaling $479,000 versus $69,000 in the same period of 2004.  The royalties for the first quarter last year were impacted by a prior period crown royalty adjustment, which reduced the royalties for that quarter by $145,000, or approximately 14% of working interest revenues.

Royalties as a percentage of working interest revenues amounted to 16% during the first quarter of 2005, compared to 20% (before the above mentioned adjustment to a prior period) during the same quarter last year.  The increase in royalty dollars, for crown and freehold and gross overriding royalty (“GORR”), and the decrease in the pre-adjustment royalty rate are mainly a result of our conversion of the Kotaneelee carried interest to a working interest.  The crown royalty rate for the Kotaneelee property is approximately 10%, which is lower than the rate for the balance of our working interest properties.  Due to the significance of the Kotaneelee revenues and, therefore the royalties, this resulted in a lower overall corporate royalty rate.

Lease Operating Costs

($000s, except per boe)	Three months ended March 31,
	2005	2004	% Change
Lease operating costs	474	224	112
Per working interest boe ($)	6.20	7.30	(15)

Lease operating costs increased 112% from $224,000 in the first quarter last year to $474,000 in the first quarter of 2005.  Operating costs were higher in the first quarter this year mainly due to the conversion of our interest at Kotaneelee to a working interest in May 2004.  After the conversion, operating costs from this area were recorded in lease operating costs whereas before, they were recorded net of carried interest revenues.

On a boe basis, lease operating costs dropped 15% in the three months ended March 31, 2005 to $6.20 per boe from $7.30 per boe in the same period of 2004.  This drop is also largely due to the conversion of Kotaneelee to a working interest, where the operating costs averaged $4.63 per boe in the first quarter of 2005.

Transportation

($000s, except per boe)	Three months ended March 31,
	2005	2004	% Change
Transportation	391	-	-
Per working interest boe ($)	5.11	-	-

Transportation costs for the three months ended March 31, 2005 amounted to $391,000.  These costs result entirely from the transportation of our gas at Kotaneelee.  The transportation costs for the comparative period in 2004, amounting to $265,000, were included in the carried interest revenues, as all operating costs, capital costs and royalties were netted from carried interest revenues for financial statement purposes.  Transportation costs will begin to appear separately in the comparative period in the second quarter and beyond, since we converted from a carried interest to a working interest at Kotaneelee effective May 1, 2004.  We do not receive sufficient information from the operators of our other working interest properties to determine the amount of related transportation costs.

Interest and other income

($000s)	Three months ended March 31,
	2005	2004	% Change
Interest income	230	268	(14)
Other	8	16	(51)
Total	238	284	(16)

Interest and other income decreased 16% in the first three months of 2005 compared to the same period in 2004.  Interest income decreased 14% from $268,000 to $230,000 in the three month period ended March 31, 2005 as our average monthly balance of funds available for investment was lower during the period compared to last year.  This was somewhat offset by slightly higher yields in the first quarter this year versus last year.

General and Administrative

($000s, except per boe)	Three months ended March 31,
	2005	2004	% Change
General and administrative	576	602	(4)
Legal	61	50	22
Total	637	652	(2)
Per boe ($)	7.62	5.63	35

General and administrative costs, inclusive of legal expenses, decreased 2% in the first quarter of this year, to $637,000 from $652,000 in the same period last year.  On a boe basis, costs were 35% higher during the first quarter this year as our production volumes were lower than the first quarter last year.

In prior quarters we have incurred significant administrative, auditing and legal expenses with respect to new SEC and accounting rules adopted pursuant to the Sarbanes-Oxley Act of 2002 (the “Act”).  Canadian regulators are also adopting new rules.  Such expenses will continue and may increase, particularly due to the requirements to document, test and audit our internal controls to comply with Section 404 of the Act, and rules adopted thereunder, that are anticipated to apply to us for the first time with respect to our annual report for the fiscal year ending December 31, 2006.

No general and administrative expenses were capitalized during the first quarter of 2005 and 2004.

Depletion and Depreciation

($000s, except per boe)	Three months ended March 31,
	2005	2004	% Change
Depletion and depreciation	1,066	761	40
Per boe ($)	12.75	6.57	94

Depletion and depreciation expense increased 40% in the first three months of 2005 to $1.1 million from $761,000 in the same period of 2004.  This increase is a result of increased drilling expenditures in the first quarter of this year with no corresponding reserves added in the quarter, as the inability to complete and test the winter-drilled wells due to the early spring thaw did not allow for the determination of additional proved reserves, if any.

All costs incurred in drilling the Kotaneelee L-38 well that commenced on August 22, 2004 were capitalized; however we have not recorded any depletion expense for those costs.  The well represents a major development project, and as the cumulative well costs to March 31, 2005 were $9.8 million (or approximately 37% of the net book value of capital assets as at March 31, 2005), inclusion of the amounts for depletion purposes would not represent a fair matching of revenues with expenses.  Had we included these costs in the depletable base, depletion for the quarter ended March 31, 2005 would have been $655,000 higher.  Once the results of the well are known, we will include all drilling costs in the depletable base and recognize the related reserves.

The Kotaneelee L-38 well was tied in and commenced production on May 4, 2005.  The well has stabilized at a rate of approximately 17 mmcf/d, resulting in expected sales volumes, after shrinkage, of 12.8 mmcf/d (4 mmcf/d net).

Based on the information currently available, the Company is not yet able to estimate reserve additions for this well.  The operator plans to perform a production test this summer.  The Company will submit the results of the testing to its independent reserves evaluator who will prepare an estimate of recoverable proven reserves, if any, using the standards of Canadian National Instrument 51-101.  If this well does not encounter sufficient additional proven reserves, we would expect to record significantly higher depletion rates in the future.  We could also experience a ceiling test impairment that would result in a material write-down of our oil and gas properties and equipment.

Asset Retirement Obligations Accretion

Asset retirement obligations accretion expense for the first three months of 2005 was $66,000 compared with $60,000 for the first three months of 2004.

We have not included any asset retirement obligations for any of the 5 wells drilled this past winter drilling season.  All of the wells were cased but have yet to be either completed or tested.  Only upon testing of the wells will we have sufficient information to estimate the components of each well’s asset retirement obligation.

Stock-based Compensation

Stock-based compensation expense for the three months ended March 31, 2005 was $145,000, compared to $33,000 for the same period in 2004.  The increase is due to the number of options granted during 2004 that vest over a period of years.

Foreign Exchange

A foreign exchange gain of $21,000 was recorded in the first three months of 2005, compared to a gain of $28,000 in the first quarter last year on our U.S. dollar investments.

With the relative volatility between the U.S and Canadian dollar, we expect to record further foreign exchange gains or losses in the future, but cannot predict either with certainty.  The value of the Canadian dollar was U.S. $.8303 at December 31, 2004 compared to U.S. $.8220 at March 31, 2005.

Income Taxes

The income tax provision decreased to $170,000 in the first quarter of 2005 as compared to the income tax provision of $611,000 in the first quarter of 2004.  During the first quarter of 2005, our effective tax rate was 61% compared to an effective tax rate of 35% for the first quarter of 2004.  The departure from the expected corporate tax rate of approximately 40% in the first quarter this year is due to the high proportion of stock-based compensation expense, which is non-tax deductible, in relation to the net income for the quarter.

In 2003, we re-filed our tax returns for the taxation years of 1994 to 2002 inclusive.  On March 15, 2005, we received a preliminary audit adjustment letter from Canada Revenue Agency outlining the results of their review process.  We will not record any of the expected benefit until we formally receive the Notices of Reassessment.  Should the Notices of Reassessment be consistent with the preliminary audit adjustment letter, the benefit to us will be approximately $850,000.  This would result in a one time reduction of income tax expense.

Liquidity and Capital Resources

We recognize the need for a strong balance sheet in order to withstand volatile natural gas prices and to be able to capitalize on opportunities when or if they become available.  At March 31, 2005, we continued to enjoy a strong balance sheet and had no bank debt with approximately $34 million of cash and cash equivalents.  These funds are expected to be used for oil and gas exploration and development activities and for general corporate purposes.

Net cash flow provided from operating activities during the first quarter of 2005 was $2.1 million compared to cash flow used in operating activities of $9.1 million during the first quarter of 2004.

($000s)
Funds from operations	1,555
Net changes in accounts receivable and other	797
Net changes in current liabilities	115
Net changes in current income taxes payable	(325)
Cash flow from operating activities	2,142

The oil and gas business is inherently risky and capital intensive and can require significant capital and cash resources to expand and develop the business.

Our current cash flow from oil and gas operations is mainly derived from the Kotaneelee field.  Net field level receipts from Kotaneelee represented approximately 53% of our total net field receipts for the quarter ended March 31, 2005, compared to 68% in the same period of 2004.

Kotaneelee continues to experience a decrease in formation reservoir pressure, an increase in water production, and as a result, a decrease in gas production.  There is a possibility that our cash flow from Kotaneelee could either be significantly reduced or terminated at any time in the future.

In an effort to extend the remaining life of the B-38 well, during the spring of 2005 the operator installed a siphon string in order to improve the lifting of the increasing amount of water.  We participated to the extent of our working interest in the operation.  As the project is not yet complete, we do not know if, or to what degree, it will be successful in extending the economic life of the well.

Effective May 1, 2004, we converted from a 30.67% carried interest in the Kotaneelee natural gas field to a 30.67% working interest.  On May 3, 2004, we were served by the field operator with a notice to commence drilling the Kotaneelee L-38 development well in the third quarter of 2004.  Subsequent to our technical evaluation, we elected to participate to our full 30.67% working interest.  The notice from the operator to drill and case the proposed well included an estimated gross cost of $16.7 million, of which our share was to be approximately $5.1 million.

The well reached total depth on March 10, 2005 and due to the technical and drilling challenges experienced by the operator, gross drilling costs are estimated to be $29.5 million ($9.0 million our share).  The L-38 well was completed in late March 2005 with estimated gross completion costs of $4.9 million ($1.5 million our share).  As part of the completion operation the well was flowed for a short period of time.  However, due to the warm weather in the area and the rapidly deteriorating ice bridges, the decision was made to suspend the flow and remove the drilling rig and test equipment to avoid paying standby charges.  Otherwise, the equipment would need to remain on location until approximately June when the river is open for barging operations.

Estimated additional gross costs of $4.6 million ($1.4 million our share) were incurred for surface equipment and tie-in of the well for production.  Total costs for the project are estimated to be $39 million ($11.9 million our share), of which approximately 82% was incurred prior to March 31, 2005 and reflected in the financial statements for the three months ended March 31, 2005.

The Kotaneelee L-38 well was tied in and commenced production on May 4, 2005.  The well has stabilized at a rate of approximately 17 mmcf/d, resulting in expected sales volumes, after shrinkage, of 12.8 mmcf/d (4 mmcf/d net).  This initial sales volume adds approximately 70% to our first quarter 2005 average and it provides a significant increase to our cash flow.

We caution that initial production rates may not be indicative of future rates.

Based on the information currently available, the Company is not yet able to estimate reserve additions for this well.  The operator plans to perform a production test this summer.  The Company will submit the results of the testing to its independent reserves evaluator who will prepare an estimate of recoverable proven reserves, if any, using the standards of Canadian National Instrument 51-101.

At this time we are not aware of, and do not expect, further drilling to occur in the Kotaneelee area in the near future.  We believe that any such decision would only be considered subsequent to the receipt of positive production information from the L-38 well and a complete re-evaluation of our existing 2-D seismic data, or acquisition of new seismic data, in the area.

In an effort to address the risks associated with our dependence on Kotaneelee, we have directed considerable resources toward other areas with the objective of diversifying our cash flow, production, and proven reserve base.  This includes evaluating and acquiring new mineral leases in areas of interest, acquisition of either trade or proprietary 2-D and 3-D seismic and evaluating certain asset and corporate acquisitions.  Given the high cost of acquisitions and their related reserves in the current market, we have concentrated our attention on growth through the drill bit.

Our northeast British Columbia properties are not as risky as Kotaneelee, but cannot be considered low risk due to depth of drilling, limited period of access to surface locations, and related costs.

We drilled two Company operated wells (one deep test and one shallow test) in the Mike/Hazel area of northeast British Columbia during the winter 2004/2005 drilling/construction season.  As a result of three separate land transactions, we acquired additional mineral rights lands in the area.  We paid 100% of the drilling and completion costs to earn 85% of the deep mineral rights on our A-19-L/94-H-2 deep test well.  The cost to drill the A-19-L well was approximately $4.0 million.  We also drilled the shallower A-81-H/94-H-3 well in February 2005 on our 100% working interest lands at an estimated cost of $1.0 million.  Both of these wells were drilled and cased, however as a result of an unusually short winter drilling season due to early warm weather, we were unable to gain the necessary access for well completion and production testing programs.

During the quarter ended March 31, 2005, we expended $9.9 million on capital additions as summarized below:

Capital Expenditures ($000s)	Three months ended March 31,
	2005	2004	% Change
Land and acquisitions	1,342	278	383
Geological and geophysical	373	676	(45)
Drilling and completion	7,938	297	2573
Facilities and equipment	214	20	969
Other	16	14	11
Total capital expenditures	9,883	1,285	669
Dispositions	-	-	-
Net capital expenditures	9,883	1,285	669

We have budgeted $16 million of capital expenditures on oil and gas activities during 2005.  Any management requests for additional capital in excess of this amount would require Board of Directors approval on an individual project basis.

In the near term, we expect to rely on internally generated cash flows and current cash on hand to fund our annual capital expenditure program.

Additional information

Additional information relating to Canada Southern may be found on our website at www.cansopet.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This document contains certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2004 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Canada Southern Petroleum Ltd.   |   2

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

(unaudited)

	Note	March 31, 2005	December 31, 2004

Assets

Current assets
Cash and cash equivalents	2	$ 33,949,880	$ 39,353,717
Accounts receivable		1,635,621	2,495,678
Other assets		433,054	370,011
		36,018,555	42,219,406

Oil and gas properties and equipment	3	26,393,245	17,570,085

Total assets		$ 62,411,800	$ 59,789,491

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable		$ 5,638,497	$ 3,627,644
Accrued liabilities		3,251,610	2,810,263
Accrued income taxes payable		691,419	1,016,419
		9,581,526	7,454,326

Future income tax liability		2,739,864	2,569,864
Asset retirement obligations	4	2,747,840	2,675,743
Total liabilities		15,069,230	12,699,933

Shareholders’ equity
Share capital	5	14,417,770	14,417,770
Contributed surplus	5	29,159,001	29,014,151
Retained earnings		3,765,799	3,657,637
Total shareholders’ equity		47,342,570	47,089,558

Total liabilities and shareholders’ equity		$ 62,411,800	$ 59,789,491

See accompanying notes.

Canada Southern Petroleum Ltd.   |   3

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS

(in Canadian dollars)

(unaudited)

		Three months ended March 31,
	Note	2005	2004

Revenues
Petroleum and natural gas sales		$ 3,275,293	$ 1,248,112
Royalties		(478,703)	(68,726)
Carried interest		2,372	2,006,002
		2,798,962	3,185,388
Interest and other income		237,876	284,133
		3,036,838	3,469,521

Expenses
Lease operating costs		474,429	223,500
Transportation	1	391,081	-
General and administrative		637,039	652,910
Depletion and depreciation		1,066,000	761,000
Asset retirement obligations accretion		66,000	60,000
Stock-based compensation		144,850	33,400
Foreign exchange gains		(20,723)	(28,079)
		2,758,676	1,702,731
Income before income taxes		278,162	1,766,790

Income tax expense		(170,000)	(611,000)
Net income		108,162	1,155,790

Retained earnings – beginning of period		3,657,637	378,371
Retained earnings – end of period		$ 3,765,799	$ 1,534,161

Net income per share:	6
Basic		$ 0.01	$ 0.08
Diluted		$ 0.01	$ 0.08

Average number of shares outstanding:
Basic		14,417,770	14,417,770
Diluted		14,486,166	14,418,918

See accompanying notes.

Canada Southern Petroleum Ltd.   |   4

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

(unaudited)

		Three months ended March 31,
	Note	2005	2004

Cash flow relating to operating activities:
Net income		$ 108,162	$ 1,155,790
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation		1,066,000	761,000
Asset retirement obligations accretion		66,000	60,000
Asset retirement expenditures		(256)	(217)
Stock-based compensation		144,850	33,400
Future income tax expense		170,000	451,000
Funds from operations		1,554,756	2,460,973

Change in non-cash working capital	7	587,529	(11,521,805)
Cash flow from (used in) operating activities		2,142,285	(9,060,832)

Cash flow relating to investing activities:
Additions to oil and gas properties and equipment		(9,882,806)	(1,284,953)
Change in non-cash working capital	7	2,336,684	(1,761,073)
Cash flow used in investing activities		(7,546,122)	(3,046,026)

Cash flow relating to financing activities:		-	-

Decrease in cash and cash equivalents		(5,403,837)	(12,106,858)

Cash and cash equivalents at the beginning of period		39,353,717	49,082,386
Cash and cash equivalents at the end of period	2	$ 33,949,880	$ 36,975,528

See accompanying notes.

Canada Southern Petroleum Ltd.   |   5

Notes to the Consolidated Financial Statements

Three months ended March 31, 2005 and 2004

(in Canadian dollars)

(unaudited)

1.

Summary of significant accounting policies

Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements, including the accounts of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) and its wholly-owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2004.  The effect of differences between these principles and accounting principles generally accepted in the United States (“U.S. GAAP”) is discussed in Note 8.  Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been omitted or condensed.  These interim financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended December 31, 2004.

Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the current year’s financial statement presentation.

Transportation costs

Effective January 1, 2005, and consistent with the adoption of Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, transportation costs are presented as an expense in the Statement of Operations and Retained Earnings.  For the period January 1, 2004 to April 30, 2004, when the Company was in a carried interest position at Kotaneelee, transportation costs of $263,841 are shown net of carried interest revenues and have not been reclassified.  The Company does not receive sufficient information from the operators of its other minor working interest properties to determine the amount of related transportation costs.

2.

Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less at date of acquisition to be cash equivalents.  Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	March 31, 2005	December 31, 2004
Cash	$ 324,846	$ 219,353
Canadian marketable securities (yield: 2005 - 2.6%; 2004 - 2.5%)	32,531,173	38,173,069
U.S. marketable securities (yield: 2005 - 2.9%; 2004 – 2.4%)	1,093,861	961,295
Total	$ 33,949,880	$ 39,353,717

3.

Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at March 31, 2005 and December 31, 2004:

	Cost	Depreciation, Depletion and Write downs	Net Book Value

Balance, March 31, 2005
Oil and gas properties	$ 46,754,680	$ 20,445,766	$ 26,308,914
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	48,073,898	21,764,984	26,308,914
Office equipment	206,683	122,352	84,331
	$ 48,280,581	$ 21,887,336	$ 26,393,245

Balance, December 31, 2004
Oil and gas properties	$ 36,881,033	$ 19,385,766	$ 17,495,267
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	38,200,251	20,704,984	17,495,267
Office equipment	191,170	116,352	74,818
	$ 38,391,421	$ 20,821,336	$ 17,570,085

As at March 31, 2005, there were $2,196,648 (2004 – $634,601) of capital assets relating to unproved properties which have been excluded from the depletion calculation.  There were also $9,814,719 (2004 - $0) of capital costs relating to the drilling of a well at Kotaneelee excluded from the depletion calculation as the well was classified as a “major development project”, the results of which were not known at the time of preparation of these financial statements.

During the first quarter of 2005 and 2004, no indirect general and administrative expenses were capitalized.

4.

Asset retirement obligations

	March 31, 2005	December 31, 2004

Balance – beginning of period	$ 2,675,743	$ 2,436,986
Liabilities incurred	6,353	-
Asset retirement obligations accretion	66,000	240,000
Asset retirement expenditures	(256)	(1,243)
Balance – end of period	$ 2,747,840	$ 2,675,743

The total undiscounted amount of the cash flows required to settle the Company’s asset retirement obligation is estimated to be $3,940,000.  The estimated cash flows have been discounted using credit-adjusted risk-free interest rates ranging from 7% to 11%.  These payments are expected to be incurred between the years 2005 and 2022.

5.

Share capital

Authorized

Unlimited common shares

Unlimited first preferred shares

Unlimited second preferred shares

Issued

Common shares	Number of Shares	Share Capital	Contributed Surplus	Total Capital
Outstanding at December 31, 2003	14,417,770	14,417,770	$ 28,177,451	$ 42,595,221
Stock-based compensation	-	-	836,700	836,700
Outstanding at December 31, 2004	14,417,770	14,417,770	29,014,151	43,431,921
Stock-based compensation	-	-	144,850	144,850
Outstanding at March 31, 2005	14,417,770	$ 14,417,770	$ 29,159,001	$ 43,576,771

The shares outstanding throughout 2004 and up until March 2, 2005 were limited voting shares with $1.00 par value per share.  Pursuant to special shareholders meetings held in late 2004, Canada Southern received final approval of the continuance of the Company from Nova Scotia to Alberta on March 2, 2005.  As a result, the outstanding limited voting shares became common shares on a 1 for 1 basis.  Also pursuant to the continuance, Canada Southern is authorized to issue two series of preferred shares.

Stock options

Under the terms of Canada Southern’s 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant options to purchase common shares at prices based on the market price of the shares as determined on the date of the grant.  The options are normally issued for a period of five years from the date of grant.

A summary of stock option transactions for the three months ended March 31, 2005 is as follows:

	March 31, 2005
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	550,000	$ 6.87
Granted	10,000	6.59
Outstanding at March 31, 2005	560,000	$ 6.87
Exercisable at March 31, 2005	341,665	$ 6.86

Options granted during the period ended March 31, 2005, vest 1/3 on January 26, 2006, 1/3 on January 26, 2007, and the remainder on January 26, 2008.

As at March 31, 2005, there were 337,834 common shares reserved for future issuance under the stock option plans.

The following table summarizes information about stock options outstanding at March 31, 2005:

Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$ 5.50 to 5.99	100,000	4.3	$ 5.87	100,000	$ 5.87
$ 6.00 to 6.49	130,000	4.1	6.27	10,000	6.49
$ 6.50 to 6.99	165,000	2.8	6.84	110,000	6.83
$ 7.53	100,000	1.8	7.53	100,000	7.53
$ 8.64	65,000	4.7	8.64	21,665	8.64
$ 5.50 to 8.64	560,000	3.4	$ 6.87	341,665	$ 6.86

The fair value for stock options granted is estimated at the date of grant using a Black-Scholes option pricing model.  Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. A summary of the weighted average assumptions used and the resulting values for options granted in the first quarter of 2005 is as follows:

Three months ended March 31,
2005
Assumptions:
Dividend yield	0%
Risk-free interest rate	3.52%
Expected life	5 years
Expected volatility	60.5%
Results:
Weighted average fair value of options granted	$ 3.59

As at May 9, 2005, there were 14,417,770 common shares and 560,000 stock options outstanding.

6.

Net income per share

The following table outlines the calculation of basic and diluted net income per share using the treasury stock method:

	Three months ended March 31,
	2005	2004

Net income	$ 108,162	$ 1,155,790

Weighted average common shares outstanding	14,417,770	14,417,770
Effect of dilutive stock options	68,396	1,148
	14,486,166	14,418,918

Basic earnings per share	$ 0.01	$ 0.08
Diluted earnings per share	$ 0.01	$ 0.08

7.

Supplemental disclosure of cash flow information

Changes in non-cash working capital were as follows:

	Three months ended March 31,
	2005	2004
Decrease (increase) in non-cash working capital:
Accounts receivable	860,057	(531,297)
Other assets	(63,044)	(31,326)
Accounts payable	2,010,853	(1,844,765)
Accrued liabilities	441,347	(1,123,187)
Accrued income taxes payable	(325,000)	(9,752,303)
Net change in non-cash working capital	$ 2,924,213	$ (13,282,878)
Relating to:
Operating activities	$ 587,529	$ (11,521,805)
Investing activities	2,336,684	(1,761,073)
	$ 2,924,213	$ (13,282,878)

Other cash flow information:

	Three months ended March 31,
	2005	2004
Cash taxes paid	$ 325,000	$ 9,943,000

8.

U. S. GAAP differences

The reconciliation of net income between Canadian and U.S. GAAP is summarized in the table below:

	Three months ended March 31,
	2005	2004

Net income – Canadian GAAP	$ 108,162	$ 1,155,790
Change in income taxes (c)	-	(26,400)
Net income – U.S. GAAP	108,162	1,129,390
Change in value of available for sale securities (b)	20,429	9,318
Other comprehensive income	$ 128,591	$ 1,138,708
U.S. GAAP – net income per share
Basic	$ 0.01	$ 0.08
Diluted	$ 0.01	$ 0.08
Average number of shares outstanding:
Basic	14,417,770	14,417,770
Diluted	14,486,166	14,418,918

The balance sheet information for the Canadian and U.S. GAAP differences is summarized in the table below:

	March 31, 2005		December 31, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets (b)	$ 36,018,555	$ 36,132,682	$ 42,219,406	$ 42,307,342
Oil and gas properties and equipment	26,393,245	26,393,245	17,570,085	17,570,085
	$ 62,411,800	$ 62,525,927	$ 59,789,491	$ 59,877,427

Current liabilities	$ 9,581,526	$ 9,581,526	$ 7,454,326	$ 7,454,326
Future income tax liability (b)	2,739,864	2,745,626	2,569,864	2,570,957
Asset retirement obligations	2,747,840	2,747,840	2,675,743	2,675,743
Share capital and contributed surplus (a)	43,576,771	43,576,771	43,431,921	45,217,294
Retained earnings (a)	3,765,799	3,765,799	3,657,637	1,872,264
Accumulated other comprehensive income (b)	-	108,365	-	86,843
	$ 62,411,800	$ 62,525,927	$ 59,789,491	$ 59,877,427

(a)

Stock-based compensation

For U.S. GAAP reporting purposes, Canada Southern elected to adopt the fair value expense recognition provisions of Financial Accounting Standards (FAS) 123 “Accounting for Stock-based Compensation” and has reported using the modified prospective method.  This method provides prospective expense recognition for all new awards and the unvested portion of awards granted subsequent to January 1, 1995.  As a result, the cumulative effects of stock option grants from 1995 to January 1, 2004 were recorded as an opening adjustment to retained earnings and shareholders equity.  This is in contrast to Canadian GAAP where prior periods were restated.

(b)

Other comprehensive income

Classifications within other comprehensive income relate to unrealized gains on certain investments in equity securities.  During 1998, the Company wrote down the value of its interest in the Tapia Canyon, California heavy oil project to a nominal value.  During August 1999, the project was sold and the Company received shares of stock in the purchaser. The purchaser has become a public company (Sefton Resources, Inc), which is listed on the London Stock Exchange (trading symbol “SER”).  At March 31, 2005, the Company owned approximately 0.6% (December 31, 2004 – 0.6%) of Sefton Resources, Inc. (“Sefton”) with a fair market value of $114,127 (December 31, 2004 - $87,936) and a carrying value of $1.00.

Under U.S. GAAP, the Sefton shares would be classified as available-for-sale securities and recorded at fair value at March 31, 2005.  This would result in other comprehensive income for the three month periods ended March 31, 2005 and 2004.  In addition, the balance sheet would reflect Marketable Securities in the amount of $114,127 (December 31, 2004 - $87,936) with a corresponding credit to Shareholders’ Equity – Accumulated other comprehensive income in the same amount.

(c)  Future income taxes

Under Canadian GAAP, the benefits of substantively enacted income tax rate reductions can be recorded, however under FASB 109 the benefits attributable to income tax rate changes can only be recorded when enacted.  As at March 31, 2004, U.S. GAAP requires the recognition of an additional $26,400 of future income tax expense and liability.

Canada Southern Petroleum Ltd.   |   6

Corporate Information

Directors
Richard C. McGinity (1) (2) School Street Capital Group Crowheart, Wyoming
Arthur B. O’Donnell (1) (2) Retired Businessman West Hartford, Connecticut
Myron F. Kanik (1) (2) (3) Kanik & Associates Ltd. Calgary, Alberta
Raymond P. Cej (1) (2) (3) BA Energy Inc. Calgary, Alberta
John W.A. McDonald (3) Canada Southern Petroleum Ltd. Calgary, Alberta

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Operations Committee
Officers
John W.A. McDonald President & Chief Executive Officer
Randy L. Denecky Chief Financial Officer & Treasurer
Patrick C. Finnerty Corporate Secretary

Employees
Butch Schindel Geologist
Todd Klippenstein Controller
Angela Clark Senior Accountant
Shelly Houben Office Administrator

Head Office
250, 706 – 7th Avenue SW Calgary, AB T2P 0Z1 Tel: (403) 269-7741 Fax: (403) 261-5667 Email: info@cansopet.com
Website
www.cansopet.com
Auditors
Ernst & Young LLP Suite 1000, Ernst & Young Tower 440 – 2nd Avenue SW Calgary, AB T2P 0Z1 www.ey.ca
Legal Counsel
Canada Blake, Cassels & Graydon LLP Suite 3500, East Tower, Bankers Hall 855 – 2nd Street SW Calgary, AB T2P 4J8
United States Murtha Cullina LLP 29th Floor, City Place I 185 Asylum Street Hartford, CT 06103-3469
Evaluation Engineers
Gilbert Laustsen Jung Associates Ltd. 4100, 400 – 3rd Avenue SW Calgary, AB T2P 4H2
Stock Transfer Agent
American Stock Transfer & Trust 59 Maiden Lane New York, NY 10038 Tel: (800) 937-5449
Stock Exchange Listing
NASDAQ: CSPLF Pacific Exchange: CSPLF The Toronto Stock Exchange: CSW Boston Exchange: CSW

Abbreviations
bbl	barrels
bbl/d	barrels per day
mbbl	1,000 barrels
boe	barrels of oil equivalent (6:1)
boe/d	barrels of oil equivalent per day (6:1)
mboe	1,000 Barrels of oil equivalent (6:1)
mcf	1,000 cubic feet
mcf/d	1,000 cubic feet per day
mmcf	1,000,000 cubic feet
mmcf/d	1,000,000 cubic feet per day
bcf	billion cubic feet
NGL	natural gas liquids

Canada Southern Petroleum Ltd.   |   7